

FOSCHINI

FOSCHINI LTD

Unaudited Interim Profit Announcement

SEPTEMBER 2004

HIGHLIGHTS

- T
- In by 45.5%
- H e up by
- Int incr
- Susta strong balance sheet

The following are the Foschini Group results for the half year ended, September 2004. This report has not been audited or reviewed by the company's auditors.

CONSOLIDATED INCOME STATEMENT

	26 weeks ended 25.09.2004 Unaudited Rm	27.09.2003 Unaudited Rm	Change %	year ended 31.03.2004 Audited Rm
Retail turnover	2 393,6	1 994,9	20,0	4 410,0
Cost of turnover	1 386,1	1 165,2		2 554,2
Gross profit	1 007,5	829,7		1 855,8
Interest received *(note 5)*	129,6	95,0		208,5
Trading expenses *(note 6)*	(689,1)	(605,7)		(1 266,4)
Trading income	448,0	319,0	40,4	797,9
Dividends received	7,3	9,2		16,7
Goodwill and trademarks written off	–	(3,2)		(6,5)
Operating income	455,3	325,0	40,1	808,1
Net finance charges	24,0	28,6		55,5
Income before taxation	431,3	296,4	45,5	752,6
Taxation	133,7	88,7		228,8
Income after taxation	297,6	207,7		523,8
Minority interest	5,1	2,5		6,9
Income attributable to ordinary shareholders	292,5	205,2	42,5	516,9

RECONCILIATION OF ATTRIBUTABLE INCOME TO HEADLINE EARNINGS

Income attributable to ordinary shareholders	292,5	205,2		516,9
Goodwill and trademarks written off	–	3,2		6,5
Headline earnings	292,5	208,4	40,4	523,4

EARNINGS PER ORDINARY SHARE (CENTS)

Basic	136,3	93,6	45,6	234,2
Headline	136,3	95,1	43,3	237,1
Diluted (basic)	130,4	89,8		225,3
Diluted (headline)	130,4	91,2		228,2
DIVIDEND PER ORDINARY SHARE (CENTS)	62,0	32,0	93,8	94,0
DIVIDEND COVER (TIMES)	2,2	2,7		2,5

FOSCHINI Markham

CONSOLIDATED BALANCE SHEET

	Sept. 2004 Unaudited Rm	Sept. 2003 Unaudited Rm	March. 2004 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	308,8	297,6	315,6
Goodwill and trademarks	28,6	24,0	22,3
Preference share investment	200,0	200,0	200,0
Loans	7,9	10,4	8,8
Loan debtors	246,7	167,4	213,8
Participation in export partnerships	213,6	229,1	222,5
	1 005,6	928,5	983,0
Current assets			
Inventory	722,9	603,7	689,7
Trade receivables – retail	1 557,8	1 350,9	1 494,4
Private label cards debtors	243,0	161,0	195,3
Other debtors and prepayments	149,5	121,8	92,3
Loan debtors	362,4	311,1	323,3
Cash	30,1	25,2	29,2
	3 065,7	2 573,7	2 824,2
Total assets	4 071,3	3 502,2	3 807,2
EQUITY AND LIABILITIES			
Capital and reserves	2 316,1	2 131,6	2 291,4
Minority interest	10,3	5,7	10,1
Non-current liabilities			
Interest bearing debt	478,2	257,4	320,4
Deferred taxation	140,7	158,4	150,6
	618,9	415,8	471,0
Current liabilities			
Short term loans	–	0,3	0,9
Accounts payable	845,1	679,9	769,2
Taxation	174,4	174,9	163,1
Provisions	106,5	94,0	101,5
	1 126,0	949,1	1 034,7
Total equity and liabilities	4 071,3	3 502,2	3 807,2

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Wednesday, 16 March 2005. Foschini Ltd preference shares will commence trading "ex" the dividend from the commencement of business on Thursday, 17 March 2005 and the record date, as indicated, will be Thursday, 24 March 2005.

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Thursday, 17 March 2005 to Thursday, 24 March 2005, both dates inclusive.

INTERIM ORDINARY DIVIDEND ANNOUNCEMENT

The directors have declared an interim ordinary dividend of 62 cents per ordinary share payable on Monday, 10 January 2005 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 7 January 2005.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 31 December 2004. Foschini Ltd ordinary shares will commence trading "ex" the dividend from the commencement of business on Monday, 3 January 2005 and the record date, as indicated, will be Friday, 7 January 2005.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Monday, 3 January 2005 to Friday, 7 January 2005, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

Signed on behalf of the Board

E Osrin, Chairman D M Polak, Managing Director

4 November 2004



Registration number 1937/009504/06 Share codes: FOS-FOSP
ISIN codes: ZAE000031019 – ZAE000031027

Non-executive Directors: E Osrin (Chairman), D M Nurek (Deputy Chairman), Prof. F Abrahams, S E Abrahams, L F Bergman (Austrian), W V Cuba, N H Goodwin, M Lewis
Executive Directors: D M Polak, R Stein
Registered Office: Stanley Lewis Centre, 340 Voortrekker Road, Parow East, 7500.
Transfer Secretaries: Computershare Investor Services 2004 (Pty) Ltd, Ground Floor, 70 Marshall Street, Johannesburg, 2001. SPONSOR: UBS South Africa (Pty) Ltd.



inspiration 24601

Visit our website at http://www.foschinigroup.com

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	26 weeks ended 25.09.2004 Unaudited Rm	27.09.2003 Unaudited Rm	year ended 31.03.2004 Audited Rm
Equity at the beginning of the period	2 291,4	2 077,0	2 077,0
AC133: Financial instruments adjustment	–	(9,9)	(6,9)
Restated equity at the beginning of the period	2 291,4	2 067,1	2 070,1
Acquisition of shares from share trust	–	(83,7)	(83,7)
Earnings for the period	292,5	205,2	516,9
Dividends paid	(132,3)	(70,8)	(142,4)
Sale of shares by share trust	9,3	28,5	42,9
Shares purchased by subsidiary	(151,4)	–	(108,0)
Unrealised gain (loss) on hedging instruments	6,6	(14,7)	(4,4)
Equity at the end of the period	2 316,1	2 131,6	2 291,4


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SUPPLEMENTARY INFORMATION

Net ordinary shares in issue (millions)	211,6	221,3	218,4
Weighted average ordinary shares in issue (millions)	214,6	219,2	220,7
Tangible net asset value per ordinary share (cents)	1 080,8	952,1	1 038,9
Lease expenses	206,0	173,7	384,7

@home
THE HOMEWARE STORE

STERNS
— THE JEWELLER —

RJL

Total same store sales for the period grew by 16,3% with apparel growing 17,6%, cosmetics by 22,0%, cell phones by 8,6%, jewellery by 14,5% and homewares by 10,5%.

The Foschini division traded exceptionally well with same store growth of 22,5%. This division is now benefitting from the restructuring decisions made over the last few years.

The Markham division under-performed our other clothing divisions, achieving total same store growth of 7,9%. As dealt with in our 2004 annual financial statements, this division has this month launched its new store design concept with pleasing results, which will assist in rejuvenating and repositioning its brand.

Exact! continued with its very strong performance, achieving same store growth of 13,4%.

The Sports division, trading as Sportscene and TotalSports, once again out-performed its market by growing its turnover by 20,7%. Same store growth was 16,1%.

Our jewellery division, comprising American Swiss Jewellers, Matrix and Sterns, once again grew its market share with turnover growth of 15,3%. Same store growth was 14,5%. This division is continuing with its strategy of rationalising its store portfolio in order to further improve sales densities.

Our @home division continued with substantial growth, increasing its store base to 29 stores and growing its turnover to R103,2 million for the first half.

Our retail debtors book, which amounts to R1,6 billion increased by 15,3% on credit turnover growth of 17,4% and remains conservatively valued, with continued improvements reflected in a lower percentage of arrear accounts, reduction in net bad debts and improved collections. Cash sales as a percentage of total sales increased from 27,1% to 28,7%.

FINANCIAL SERVICES

Our financial services division comprises RCS Personal Loans, our group's personal loans business, and RCS Cards, which offers credit to customers of merchants outside of the group. This division had an impressive first 6 months with substantial growth in attributable income of 132,3% over the corresponding period. Bad debts are well managed and the net bad debt experienced remained low.

PROSPECTS

Turnover for the first 5 weeks of the second half remained buoyant and well ahead of budget, as the lower inflation and the lower interest rate environment continue to benefit consumer confidence. Whilst the second half of the year is always heavily dependent on the level of Christmas trading, we anticipate continued strong growth in the group's earnings for the second half of the year.

PREFERENCE DIVIDEND ANNOUNCEMENT

Dividend no. 136 of 3,25% (6,5 cents per share) in respect of the six months ending 31 March 2005 has been declared, payable on Tuesday 29 March 2005 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Thursday, 24 March 2005.



CONSOLIDATED CASH FLOW STATEMENT

	Sept. 2004 Unaudited Rm	Sept. 2003 Unaudited Rm	March 2004 Audited Rm
Cash flows from operating activities			
Operating profit before working capital changes	381,7	289,3	723,4
(Increase) decrease in working capital	(66,3)	51,7	(41,2)
Cash generated by operations	315,4	341,0	682,2
Increase in loan debtors	(72,0)	(50,5)	(109,1)
Increase in private label card debtors	(47,7)	(53,1)	(87,4)
Interest received	129,6	95,0	208,5
Net finance charges	(24,0)	(28,6)	(55,5)
Taxation	(132,3)	(52,4)	(209,1)
Dividend paid	(133,9)	(71,8)	(143,4)
Net cash inflows from operating activities	35,1	179,6	286,2
Cash flows from investing activities			
Purchase of fixed assets	(52,7)	(70,6)	(151,9)
Proceeds from sale of fixed assets	3,5	2,9	5,0
Net increase in preference share investment	–	(50,0)	(50,0)
Decrease in participation in export partnerships	8,9	7,4	14,0
Decrease in loans	0,9	2,8	4,4
Shares purchased by subsidiary	(151,4)	–	(108,0)
Acquisition of trademark	–	–	(1,6)
Acquisition of additional interest in subsidiary	(9,6)	(3,5)	(3,5)
Net cash outflows from investing activities	(200,4)	(111,0)	(291,6)
Cash flows from financing activities			
Proceeds from sale of shares by share trust	9,3	28,5	42,9
Increase (decrease) in interest bearing debt	157,8	(90,0)	(27,0)
Decrease in short-term loans	(0,9)	(9,1)	(8,5)
Net cash inflows (outflows) from financing activities	166,2	(70,6)	7,4
Net increase (decrease) in cash and cash equivalents during the period	0,9	(2,0)	2,0
Cash and cash equivalents at the beginning of the period	29,2	27,2	27,2
Cash and cash equivalents at the end of the period	30,1	25,2	29,2





COMMENT

GROUP OVERVIEW

The buoyant trading conditions resulting from the lower inflation and the lower interest rate environment continued to benefit consumer confidence in the first 6 months of this financial year. Turnover for the first 6 months increased by 20%, which is all the more pleasing, having been achieved on an increased trading area of less than 1%.

This, together with improved gross margins resulted in net operating income increasing by 40,1%. Headline earnings per share increased by 43,3% from 95,1 cents per share to 136,3 cents per share, whilst the group's trading margin increased from 16,0% to 18,7%.

During the period under review 13 new stores were opened while 16 stores were closed across all divisions. At the end of the period the group was trading out of 1 194 stores with a trading area of 323 917 square metres, an increase of less than 1% compared to the corresponding trading period last year. Having regard to the group's trading performance and cash generation, the group's dividend cover has been reduced to 2,2 times attributable earnings per share. Accordingly, the interim dividend has been increased by 93,8% to 62 cents per share.

TRADING DIVISIONS

The tempo of trade experienced in the second half of the previous financial year continued and all our divisions performed well.

Sales and sales growths in the various divisions were as follows:

	No. of stores	Sales Rm	% change
@home	29	103,2	42,5
Exact!	169	218,0	15,1
Foschini	328	1 040,3	25,0
Markham	211	399,1	9,7
Jewellery Division	295	318,2	15,3
Sports Division	162	314,8	20,7
Total	1 194	2 393,6	20,0



SEGMENTAL ANALYSIS

	September 2004			September 2003		
	Financial Services Unaudited Rm	Retail Unaudited Rm	Consolidated Unaudited Rm	Financial Services Unaudited Rm	Retail Unaudited Rm	Consolidated Unaudited Rm
Revenue						
External	129,6	2 393,6	2 523,2	95,0	1 994,9	2 089,9
Inter-segment	–	–	–	–	–	–
Total revenue	129,6	2 393,6	2 523,2	95,0	1 994,9	2 089,9
Segment result						
Operating income	114,8	340,5	455,3	76,2	248,8	325,0
External	(3,3)	(20,7)	(24,0)	–	(28,6)	(28,6)
Inter-segment	(24,5)	24,5	–	(34,9)	34,9	–
Net finance (charges) income	(27,8)	3,8	(24,0)	(34,9)	6,3	(28,6)
Taxation	(23,6)	(110,1)	(133,7)	(13,7)	(75,0)	(88,7)
Minority interest	(5,1)	–	(5,1)	(2,5)	–	(2,5)
Income attributable to ordinary shareholders	58,3	234,2	292,5	25,1	180,1	205,2
Segment assets						
Non-current assets	262,5	743,1	1 005,6	185,5	743,0	928,5
Current assets	623,3	2 442,4	3 065,7	486,6	2 087,1	2 573,7
Inter-segment assets	(440,6)	440,6	–	(395,4)	395,4	–
Total assets	445,2	3 626,1	4 071,3	276,7	3 225,5	3 502,2
Segment liabilities						
Non-current (assets) liabilities	(15,1)	634,0	618,9	(5,3)	421,1	415,8
Current liabilities	87,5	1 038,5	1 126,0	51,0	898,1	949,1
Inter-segment liabilities	211,3	(211,3)	–	165,8	(165,8)	–
Total liabilities	283,7	1 461,2	1 744,9	211,5	1 153,4	1 364,9
Segment information						
Capital expenditure	0,6	52,1	52,7	0,9	69,7	70,6
Depreciation	1,6	55,9	57,5	1,2	56,5	57,7
Amortisation	–	–	–	3,2	–	3,2

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

MATRIX DUESOUTH BE AN OUTSIDER TFG APPAREL SUPPLY COMPANY RCS retail credit solutions

NOTES

1. **Accounting policies** - These financial statements have been prepared in accordance with South African Standards of Generally Accepted Accounting Practice. The principal accounting policies, as set out in the group's annual report for the year ended 31 March 2004, have been consistently applied throughout the six months under review.

2. **IFRS3 (Business Combinations)** does not permit the amortisation of goodwill. No goodwill has therefore been written off during the current period, and comparatives have not been restated.

3. These financial statements incorporate the financial statements of the company, all its subsidiaries and all entities over which it has operational and financial control.

4. Included in share capital are 16,9 (2003: 16,9) million shares, which were purchased by a subsidiary of the company, and 12,0 (2003: 2,3) million shares, which are owned by the share incentive trust. These have been eliminated on consolidation.

	Sept. 2004 Unaudited Rm	Sept. 2003 Unaudited Rm	March 2004 Audited Rm
5. Interest received			
This comprises interest received on RCS Personal Finance loan debtors and private label card debtors.	129,6	95,0	208,5
6. Trading expenses			
Depreciation	(57,5)	(57,7)	(116,0)
Employee costs	(323,7)	(294,9)	(657,3)
Occupancy costs	(189,7)	(170,4)	(362,8)
Other operating costs/income	(118,2)	(82,7)	(130,3)
	(689,1)	(605,7)	(1 266,4)

